Filed Pursuant to Rule 424(b)(3)

Registration No. 333-152653

CB RICHARD ELLIS REALTY TRUST
Supplement No. 15 dated January 6, 2010 to the Prospectus dated April 29, 2009

We are providing this Supplement No. 15 to you in order to supplement our prospectus dated April 29, 2009. This Supplement No. 15 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 13 dated December 4, 2009 which superseded and replaced all prior supplements to the registrant’s prospectus dated April 29, 2009 and Supplement No. 14 dated December 8, 2009. Capitalized terms used in this Supplement No. 15 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

RECENT DEVELOPMENTS

First Quarter Distribution

Our board of trustees has approved a quarterly distribution to shareholders of $0.15 per common share for the first quarter of 2010. The distribution will be calculated on a daily basis and paid on April 16, 2010, to shareholders of record during the period from January 1, 2010, through and including March 31, 2010.

Acquisition of West Point Trade Center

On December 30, 2009, we acquired West Point Trade Center, located at 2300 Pickettville Road in Jacksonville, FL. We acquired West Point Trade Center for approximately $29,000,000, exclusive of customary closing costs, using the net proceeds from this offering. Upon closing, we paid the Investment Advisor a $435,000 acquisition fee. The estimated acquisition cap rate for West Point Trade Center is 8.2%.(1)

West Point Trade Center is a 601,500 square foot warehouse/distribution building that was completed in 2009. The property is 100% leased to Dr Pepper/Seven Up, Inc., and guaranteed by Dr Pepper Snapple Group, Inc., through October 2019. Dr Pepper Snapple Group, Inc. is one of the nation’s largest beverage companies and utilizes the property as a regional distribution center.

Acquisition of Miramar I & II

On December 31, 2009, we acquired Miramar I & II, located at 2300 & 2200 SW 145th Avenue in Miramar, FL, a suburb of Miami. We acquired Miramar I & II for approximately $42,479,000, exclusive of customary closing costs, using the net proceeds from this offering. Upon closing, we paid the Investment Advisor a $631,181 acquisition fee. The estimated acquisition cap rate for Miramar I & II is 10.1%.(1)

Miramar I is a two-story, 94,060 square foot office building, with a surface parking lot, completed in 2002. The property is 100% leased to DeVry Inc., through November 2017. DeVry Inc. operates DeVry University, one of the nation’s largest for-profit universities and utilizes the property for classroom space. Miramar II is a three-story, 128,540 square foot office building with surface parking lot, completed in 2001. The property is 100% leased to Royal Caribbean Cruises Ltd. through May 2016. Royal Caribbean Cruises Ltd. is one of the world’s largest cruise ship lines and utilizes the property for corporate support operations.

(1)	Acquisition cap rate equals annualized in-place net operating income divided by total acquisition cost for the property. Annualized in-place net operating income equals, on an annualized cash basis as derived from leases in-place at the time we acquire the property, rental income and tenant reimbursements less property and related expenses (operating maintenance, management fees and real estate taxes) and excludes other non-property income and expenses, interest expense, depreciation and amortization and our company-level general and administrative expenses.